FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Reporting Issuer

KIRKLAND LAKE GOLD INC.
Suite 300 – 570 Granville Street
Vancouver, BC V6C 3P1
(the “Company”)

2.	Date of Material Change

September 6, 2006

3.	Press Release

Press Release dated September 6, 2006 was disseminated by CCN Matthews and SEDAR filed with the British Columbia, Alberta and Ontario Securities Commissions on that date.

4.	Summary of Material Change

Kirkland Lake Gold Inc. (the “Company”) is pleased to announce a significant drill hole intersection from the exploration and development program developing the new gold system to the south of the Camp’s Main Break.

5.	Full Description of Material Change

Please see attached news release.

6.	Reliance on Confidential Filing Provisions of the Act

Not applicable.

7.	Omitted Information

Not applicable.

8.	Senior Officers

For further information contact:

Brian Hinchcliffe	President	Phone:	1 705 567 5208
		Fax:	1 705 568 6444
		E-mail:	bhinchcliffe@klgold.com

Scott Koyich	Investor Relations	Phone:	1 403 215 5979
	Website- www.klgold.com	E-mail:	info@klgold.com

Chelsea Hayes	UK Public Relations	Phone:	020 44 7743 6675
	(Pelham)	E-mail:	chelsea.hayes@pelhampr.com

9.	Date of Report

September 8, 2006